EXHIBIT 21.1
COMSYS IT Partners, Inc.
List of Significant Subsidiaries

Subsidiary	Jurisdiction	Trade Names
COMSYS Services, LLC	Delaware	COMSYS
COMSYS Information Technology Services, Inc.	Delaware	COMSYS
Econometrix, LLC	Delaware	Econometrix
Plum Rhino Consulting, LLC	Delaware	plumRHINO
Pure Solutions, Inc.	California	Pure Solutions
TAPFIN, LLC	Delaware	TAPFIN
ASET International Services, LLC	Virginia	ASET